SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Orion Energy Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

             686275108
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686275108	13G	Page 2

1		NAMES OF REPORTING PERSONS GE Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,570,990 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,570,990 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,990 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (See Item 4)
12		TYPE OF REPORTING PERSON OO

CUSIP No. 686275108	13G	Page 3

1		NAMES OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,570,990* (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,570,990* (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,990* (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%* (See Item 4)
12		TYPE OF REPORTING PERSON CO; HC

*Includes all shares of common stock of the Issuer beneficially owned by GE Ventures LLC.

CUSIP No. 686275108	13G	Page 4

1		NAMES OF REPORTING PERSONS GE Capital Equity Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

CUSIP No. 686275108	13G	Page 5

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Orion Energy Systems, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2210 Woodland Drive, Manitowoc, Wisconsin  54220

Item 2(a).	Name of Person Filing:

This statement is being filed by each of:

GE Ventures LLC (“Ventures”)
General Electric Company (“GE”)
GE Capital Equity Investments, Inc. (“GECEI”)
General Electric Capital Corporation (“GE Capital”)

Ventures is a wholly-owned subsidiary of GE.  GECEI is a wholly-owned subsidiary of GE Capital.  GE Capital is a wholly-owned subsidiary of GE.

Ventures, GE, GECEI, and GE Capital are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

General Electric Capital Services, Inc. (“GECS”), which previously had been a Reporting Person, merged into GE Capital on February 22, 2012, with GE Capital being the successor.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Ventures is 800 Long Ridge Road, Stamford, Connecticut 06927.  The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06828.  The principal business office of GECEI is located at 201 Merritt 7, Norwalk, Connecticut 06851.  The principal business office of GE Capital is located at  901 Main Avenue, Norwalk, Connecticut 06851.

Item 2(c).	Citizenship:

Ventures is a Delaware limited liability company.  GE is a New York corporation. Each of GECEI and GE Capital is a Delaware corporation.

Item 2(d).	Title and Class of Securities:

Common stock, no par value, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

686275108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person

Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

As of December 31, 2012, Ventures beneficially owned in the aggregate 1,570,990 shares of Common Stock, representing approximately 7.8% of the shares of Common Stock outstanding (based on 20,150,642 shares outstanding as of February 6, 2013, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2012).  GE may be deemed to beneficially own the shares of Common Stock directly owned by Ventures.

Subsequent to the filing of Amendment No. 2 to the Schedule 13G, the shares of Common Stock owned by GECEI, an indirect subsidiary of GE, were transferred to Ventures, a direct subsidiary of GE.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(c)       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013

GE VENTURES LLC

By:	/s/ Kelly Warrick
	Name:	Kelly Warrick
	Title:	Authorized Signatory

GENERAL ELECTRIC COMPANY

By:	Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Managing Director, Chief Financial Officer, and Treasurer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated February 13, 2013, by and among the Reporting Persons
2	Power of Attorney (General Electric Company)
3	Power of Attorney (General Electric Capital Corporation)